      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 1999
                                                  REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                                   INTUIT INC.
             (Exact name of Registrant as specified in its charter)

          DELAWARE                                   7372                           77-0034661
(State or other jurisdiction of          (Primary Standard Industrial            (I.R.S. employer
 incorporation or organization)           Classification Code Number)            identification no.)

                             ----------------------

                               2535 GARCIA AVENUE
                         MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 944-6000
       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              --------------------

                             CATHERINE L. VALENTINE
             VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                                   INTUIT INC.
                         2550 GARCIA AVENUE, M.S. 52028
                                  P.O. BOX 7850
                      MOUNTAIN VIEW, CALIFORNIA 94039-7850
                                 (650) 944-6656
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              --------------------

                                   Copies to:
                            GORDON K. DAVIDSON, ESQ.
                            KENNETH A. LINHARES, ESQ.
                           EILEEN DUFFY ROBINETT, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                           PALO ALTO, CALIFORNIA 94306
                                 (650) 494-0600

                              --------------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO
                      TIME AFTER THE EFFECTIVE DATE OF THIS
                             REGISTRATION STATEMENT.

                              --------------------

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. [ ]

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

            If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

            If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

                       CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                              PROPOSED MAXIMUM            PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF SECURITIES        AMOUNT TO BE      OFFERING PRICE PER          AGGREGATE OFFERING           AMOUNT OF
           TO BE REGISTERED                 REGISTERED            SHARE(1)                    PRICE(1)            REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per
  share                                   288,816 shares           $76.25                    $22,022,220                $6,122
===================================================================================================================================

(1) Estimated solely for the purpose of calculating the amount of the registration fee, pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices of the common stock on the Nasdaq National Market on May 4, 1999.

                             --------------------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 7, 1999


                                288,816 SHARES

                                 INTUIT INC.

                                 COMMON STOCK

                             -------------------

      All of the 288,816 shares of common stock of Intuit Inc. are being sold by stockholders of Intuit. Intuit will not receive any proceeds from the sale of shares offered by the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."

      The common stock is listed on the Nasdaq National Market under the symbol "INTU." The shares of common stock offered will be sold as described under "Plan of Distribution."

      On May 5, 1999, the closing price per share of the common stock on the Nasdaq National Market was $78.13.

                               -------------------

               THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF
                  RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

                               -------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION, HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              THE DATE OF THIS PROSPECTUS IS ___________, 1999.

                           FORWARD LOOKING STATEMENTS

      This prospectus (including the documents incorporated by reference) contains forward-looking statements regarding Intuit's plans, expectations, estimates and beliefs. These statements involve risks and uncertainties, and actual results could differ materially from those reflected in the forward-looking statements. Forward-looking statements in this prospectus are typically identified by words such as "believes," "anticipates," "expects," "intends," "will" and "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Intuit will not necessarily update the information in this prospectus if and when any forward-looking statement later turns out to be inaccurate. Some of the important risks and uncertainties that may affect Intuit's future results and performance are described in "Risk Factors," below. Additional information about factors that could affect Intuit's future results and events is included in Intuit's reports filed with the SEC and incorporated by reference in this prospectus.

                                     INTUIT

      Intuit develops, sells and supports small business accounting, tax preparation and consumer finance desktop software, financial supplies (such as computer checks, envelopes and invoices) and Internet products and services for individuals, small businesses and financial professionals. Our products and services are designed to automate commonly performed financial tasks and to simplify the way individuals and small businesses manage their finances. Intuit commenced operations in March 1983 and was incorporated in California in March 1984. In March 1993, Intuit was reincorporated in Delaware. Our principal executive offices are located at 2535 Garcia Avenue, P.O. Box 7850, Mountain View, California 94039-7850. Our telephone number is (650) 944-6000.

                                  RISK FACTORS

      This offering is risky. Anyone who may receive common stock under this prospectus should carefully consider the following risk factors in addition to the other information presented in or incorporated by reference into this prospectus and any prospectus supplement.

      OUR REVENUE AND EARNINGS ARE HIGHLY SEASONAL. Sales of tax products are heavily concentrated from November through March. Sales of consumer finance and small business products are typically strongest during the year-end holiday buying season. These seasonal patterns mean that revenue is usually strongest during the quarters ending January 31 and April 30. We experience lower revenues for the quarters ending July 31 and October 31, while our operating expenses to develop and manage products and services continue to be incurred at relatively constant levels during these periods. This can result in significant operating losses, particularly in the July 31 and October 31 quarters when revenues are lower. The seasonality of our revenue patterns has been further intensified by the June 1998 acquisition of Lacerte, a professional tax software company whose product sales are also linked to the annual income tax return season.

      OUR QUARTERLY AND ANNUAL FINANCIAL RESULTS FLUCTUATE SIGNIFICANTLY. Our operating results can fluctuate for reasons other than seasonality, such as the timing of product releases, non-recurring events such as acquisitions and dispositions, and product price cuts in quarters that have relatively high fixed expenses. For example, revenue for the second quarter of fiscal 1999 was up 46% compared to the second quarter of fiscal 1998. The increase resulted mainly from three factors. First, second quarter fiscal 1999 results include revenue from Lacerte, which we acquired in June 1998. The second factor was the timing of recent QuickBooks releases that occurred in June 1998 (version 6.0) and December 1998 (QuickBooks '99). Prior to these releases, Intuit had not launched a new version of QuickBooks since December 1996 (version 5.0). The third factor was the timing of Intuit's TurboTax state tax products. Most state tax products were released in January (second quarter) in fiscal 1999, but in February (third quarter) of fiscal 1998. Thus, the second quarter of fiscal 1999 benefited from an acquisition and several important product releases. Similarly, nonrecurring events can cause annual results to vary significantly from year to year. Because of these factors, we believe that year-over-year quarterly or annual comparisons of operating results may not be meaningful and results for any given quarter or year do not necessarily predict future performance.

      WE FACE INTENSE COMPETITION FROM MANY COMPANIES IN ALL OF OUR BUSINESS AREAS, BOTH DOMESTICALLY AND INTERNATIONALLY. Many of our competitors have significantly greater financial, technical and marketing resources and broader product lines than we do. In particular, Microsoft currently competes with Intuit in a number of product and service areas, and is expected to begin to compete in other areas such as tax preparation software in the future. Microsoft is a formidable competitor, and its presence in the personal tax market would lead to additional pricing pressures, and could adversely impact Intuit's ability to negotiate advantageous terms with major retailers. In addition, most computer users access computer products and services and the Internet using certain key technologies, platforms and standards, such as Microsoft Windows. The dominance of any technology, platform or standard can limit the ability of software application vendors and providers of Internet-related content and services, such as Intuit, to gain access to customers. The provider of the dominant technology, standard or service has the ability to give preferred placement to its own offerings or to those of favored partners, or even to deny access to certain products or companies.

      Our major domestic competitor in small business accounting software is currently Peachtree Software. Peachtree offers a multi-user accounting software product that competes directly with the new multi-user version of QuickBooks that we first released in late fiscal 1998. Peachtree was recently acquired by Sage, which is one of our major competitors in Europe.

      Our financial supplies business competes with a number of business forms companies, and is experiencing increased pricing pressures from many of our competitors.

      In the personal tax area, our major competitor is currently Block Financial Corporation, the makers of TaxCut software. Competition has been fierce during fiscal 1999, and our TurboTax products experienced lower average selling prices in response to increased price competition. We expect Microsoft to be a competitor in the personal tax area in the next tax season.

      We attempt to monitor regulatory and public policy developments that could affect the current business climate and have recently focused our efforts on developments that could affect the markets for our tax preparation products. During calendar year 1998, for example, the federal government considered extending current services provided by the IRS - specifically, the free provision of certain tax forms using the Internet. The IRS also sought greater authority in the future to permit taxpayers to fill out government-provided tax forms and return them directly to the government, although this would require a significant expansion of the current IRS infrastructure. In the future, federal or state authorities may take actions that lead to greater government competition with the private sector. In addition, frequently discussed legislative simplification of federal or state income tax laws could reduce demand for tax preparation software generally. These actions could impact Intuit as well as others in the tax preparation industry.

      In desktop consumer finance software, Microsoft is currently our primary competitor. Quicken competes directly with Microsoft Money, which is aggressively promoted with free product offers through various distribution channels, and with advertising targeted to Quicken users. These competitive pressures, as well as other factors, have negatively affected Quicken revenue and profitability, particularly during fiscal 1997, when Quicken revenue declined by over 20%.

      Intuit faces intense competition in its Internet-based businesses. There are very low barriers to entry, and the market is extremely fragmented, making it difficult for any one company to acquire the scale that is necessary (although not, by itself, sufficient) to begin generating any meaningful revenue or profits. Many of our competitors are either large companies that can afford major investments in this business, or small privately held companies that can benefit from a much narrower product focus than Intuit, and whose shareholders will tolerate significant and extended operating losses. We expect that competition will increase as we expand our Internet offerings, and as more companies expand their businesses onto the Internet.

      Internationally, we face a number of competitors, including Sage and Microsoft in the European small business market. Strong competition in this market may have a more significant impact on our international business in the future, as the focus of our business in Europe is shifting more toward the small business market.

      OUR INTERNET STRATEGY REQUIRES US TO SUCCESSFULLY ADOPT A NEW BUSINESS MODEL AND TO ESTABLISH AND MAINTAIN NEW BUSINESS RELATIONSHIPS. The Internet represents a new business model for us, where revenues come from advertising, marketing, transaction and processing fees, instead of software product sales. Website traffic is an important foundation for this business model. We may need to establish additional relationships, such as our relationships with Excite, America Online and others, to help us continue to increase traffic, so that we can increase advertising revenue and transaction and processing fees. However, such relationships may require us to make significant financial commitments to these companies. For example, the Excite agreement currently calls for us to share revenue generated from our Quicken.com site and the America Online agreement calls for us to make significant guaranteed payments to America Online over the term of the agreement. We may not be able to establish these additional relationships, especially given the relatively limited number of leading Internet portal companies. In addition, if our competitors establish relationships with these companies, particularly exclusive relationships, our ability to expand our Internet businesses could be substantially hindered. Even if we establish these relationships, they may not result in significant increases in traffic or revenue.

      On January 19, 1999, Excite and At Home Corporation announced a proposed merger in which At Home would acquire all of the outstanding stock of Excite. We currently have voting rights with respect to 5.3 million shares of Excite common stock (representing approximately 9.9% of Excite's outstanding common stock) and have voted our shares in favor of the proposed merger. See "--We hold investments in Checkfree Corporation and Excite, Inc. that have been very volatile." We currently expect the proposed merger to have a neutral or positive impact on our business relationship with Excite. However, it is possible that the merger could have a negative impact on our business relationship with Excite.

      WE NEED TO QUICKLY AND SUCCESSFULLY BUILD SKILLS AS A WEBSITE DEVELOPER AND PUBLISHER, WHICH ARE COMPLEMENTARY BUT DIFFERENT SKILLS FROM DESKTOP SOFTWARE DEVELOPMENT SKILLS. The operational requirements for online Internet businesses are very different from the requirements of our desktop software business. We must continue to develop new and continually evolving operational infrastructures to support and manage our Internet-based businesses and the complex operational requirements of our strategic Internet relationships. In particular, development cycles for Web-based products are extremely short and irregular, while desktop software products generally have much longer and more predictable development and release cycles. The rapid pace of change in this area creates unique risks, and we may be unable to manage costs effectively and/or to meet customer expectations.

      OUR INTERNET BUSINESSES REQUIRE SIGNIFICANT RESEARCH AND DEVELOPMENT AND MARKETING EXPENDITURES. We believe that sales and marketing and research and development expenses related to Internet-based products and services will continue to increase as a percentage of our total net revenue during fiscal 1999. This could have an adverse effect on our operating results, particularly if revenue from these services does not meet expectations.

      THE EXPANSION OF OUR INTERNET-BASED PRODUCTS HAS HAD A SIGNIFICANT IMPACT ON OUR DEVELOPMENT PROCESS. Our desktop software products tend to have a predictable, structured development cycle of about 12-24 months. Once new products are released, they generally are not modified (except to fix defects) until the next scheduled product upgrade. The development process for Internet-based products is much more rapid, much less predictable and has much shorter development cycles. Getting products and services launched quickly is crucial to competitive success, but this time pressure may result in lower product quality. Once launched, Internet-based offerings must be continuously and rapidly updated to incorporate changing technology and customer demands, as well as to fix defects.

      INTERNET BUSINESSES FACE RISKS RELATING TO CUSTOMER PRIVACY AND SECURITY AND INCREASING REGULATION. Our Internet businesses are subject to the risks of Internet businesses generally. For example, customers may refuse to transact business over the Internet due to privacy or security concerns. A major breach of customer privacy or security, even by another company, could have a significant negative effect on our Internet-based businesses. We cannot be assured that consumers' use of the Internet, particularly for commercial transactions, will continue to increase as rapidly as it has during the past few years. If Internet use does not grow as a result of privacy or security concerns, or for other reasons, our Internet-based businesses would be seriously adversely affected. In addition, because our Internet-based products are available in many states and foreign countries, we may be subject to regulation and taxation in many additional jurisdictions. Also, to the extent that states or foreign countries are generally successful in their efforts to impose taxes on Internet commerce, the growth of the use of the Internet could slow substantially, which could have an adverse effect on the growth of our Internet-based businesses. If Internet activity becomes heavily regulated in other respects, that could have major negative consequences for our Internet-based businesses.

      EXPANSION OF OUR DESKTOP PRODUCT INTERNET CONNECTIVITY INITIATIVES DEPENDS TO SOME EXTENT ON INDUSTRY ADOPTION OF OFX AS A CONNECTIVITY standard. In 1996, we decided to move from a proprietary electronic communications link between our software and financial institutions, to an Internet-based link based on a standard called Open Financial Exchange(TM) (referred to as "OFX"). While we believe that OFX is the right strategic approach for us, we face risks and challenges in implementing it. Financial institutions may not accept and implement OFX as rapidly as we would like, or they may adopt alternative connectivity standards that may not support interoperability with OFX. If OFX is not adopted by many financial institutions, we may need to incur significant expenses to alter our products to conform to other evolving standards.

      IN ORDER TO SUCCEED IN THE PAYROLL BUSINESS, WE MUST CONTINUE TO IMPROVE THE INTEGRATION OF THE OPERATIONS OF OUR PAYROLL PROCESSING SERVICE PROVIDER AND EXPAND AVAILABILITY FOR OUR ONLINE PAYROLL PROCESSING SERVICE. In October 1998, we launched our new online payroll processing service available through our newer QuickBooks products. On May 3, 1999 we acquired Computing Resources, Inc. ("CRI"), the company that has been the payroll processing service provider for this new business since October 1998. The acquisition will result in significant acquisition-related costs, as well as business integration challenges common in all acquisitions. The payroll processing business involves the time-sensitive operation of computerized processing systems, and differs in many respects from the operations of our current software and Internet businesses. We may be unable to provide accurate and timely payroll information, cash deposits or tax return filings, due to integration issues or other problems. Failure to provide high quality service could be costly to correct. It could also have a significant negative impact on our ability to attract and retain customers, who we believe will have a low tolerance for payroll processing errors. In addition, we expect this service to be unprofitable in its initial stages until we are able to accumulate a large number of subscribers from our QuickBooks customer base to offset the fixed costs of providing the payroll service. It will therefore be necessary to maintain satisfactory relationships with CRI's existing key customers to avoid unanticipated operating losses from this business. We are managing the new customer activation process at a measured rate in order to insure high quality service levels and to minimize the impact of any potential service disruptions during the initial phases of the service. Though initial customer reaction to this service has been positive, it has not been a significant contributor to Intuit's financial performance in fiscal 1999, and there is no assurance that it will be widely accepted. If subscriptions to this service don't meet expectations, future operating results could suffer.

      OUR FUTURE SUCCESS DEPENDS UPON OUR ABILITY TO QUICKLY INTRODUCE PRODUCT ENHANCEMENTS AND NEW PRODUCTS THAT MEET CUSTOMER DEMANDS. The markets in which we compete are characterized by rapidly changing customer demands, continuous technological changes and improvements, shifting industry standards, frequent new product introductions by other companies and the emergence of new competitors. We must respond to these changes quickly in order to remain competitive.

      OUR TAX PRODUCTS MUST FOLLOW A DEMANDING AND RIGID ANNUAL DEVELOPMENT AND RELEASE CYCLE. We must update our tax products each year to reflect tax law changes. We cannot predict how complex the tax law changes will be each year, when the changes will be made or when tax forms included in the products will be available from the IRS and state tax agencies. The rigid development timetable for tax products increases the risk of a product launch delay as well as the risk of product errors. See "--Product bugs can be expensive to fix and can cause Intuit to lose customers." Since the tax return preparation season is brief, it is imperative that Intuit release tax products as early as possible. Late release of tax products in any year could cause our current and prospective customers not to purchase a tax preparation software product, or to choose a competitive product for that year's tax season, making it more difficult for us to sell our products to those customers in future tax seasons. If for any reason we failed to release our tax products in time for use during the then current tax year, we would lose substantially all of our revenues for that fiscal year, and our ability to market tax preparation software successfully in the future would be greatly impaired. In addition, we guarantee to our professional customers that our state tax products will be released by specified dates. Late release of such products could result in a significant loss of revenues in that fiscal year as a result of the guarantee and the loss of future business.

      OUR WEB-BASED TAX PREPARATION AND ELECTRONIC FILING SERVICES MUST HANDLE EXTREMELY HEAVY CUSTOMER DEMAND DURING THE PEAK TAX SEASON. During fiscal 1999, we have experienced significantly higher revenues from our Internet-based Web TurboTax tax preparation service and our electronic tax return filing services compared to fiscal 1998. In prior years we did not experience any significant technical problems with the Web TurboTax or electronic tax return filing systems. However, the risk of such problems increases with increased demand for these services. During the 1999 tax-filing season, we experienced higher than expected demand for Web TurboTax, and we were required to increase our capacity quickly to handle the increased demand. In the electronic filing area, we experienced an interruption in service in February 1999 caused by a power outage at our facility. This outage was not material because it was fairly early in the tax season. However, during the 1999 tax filing season we also determined that the heavy volume of and peak filing periods for electronically filed returns could cause routine server maintenance procedures to take longer than we expected. In one instance, we decided to complete a routine back-up of our electronic filing system as a precaution to avoid any loss of data prior to the tax filing deadline. The heavy volume of returns in the database and related technical matters caused routine server maintenance procedures to result in the unavailability of the electronic filing system to customers for a period of 14 hours on April 11-12, 1999. This downtime affected the electronic filing of tax returns from both our Web TurboTax service and our TurboTax desktop software products. We do not believe that the service outage had a material impact on our electronic filing revenue, prevented customers from completing and filing their returns in a timely manner or posed a risk that customer data would be lost or corrupted. However, we did experience negative publicity due to the outage. The exact level of future demand for Web TurboTax and electronic filing services will be very difficult to predict, and in future tax filing seasons we could experience significant financial and public relations consequences if our capacity to handle online and electronic filing customers is insufficient during the peak filing period, or if the service is unavailable for other reasons such as technical difficulties at our data center. Although we believe we have addressed the issues that caused our service outages, a similar interruption in service during the tax filing season in future years could have significant financial and public relations consequences.

      PRODUCT BUGS CAN BE EXPENSIVE TO FIX AND CAN CAUSE INTUIT TO LOSE CUSTOMERS. New software products often contain undetected errors or "bugs" that can hinder product performance, give users incorrect results and/or damage a user's data. These problems can be expensive to fix, particularly if we need to provide a major corrective release or pay refunds to customers. Poor product quality can cause Intuit to lose revenue, customers and market share or incur higher technical support and warranty costs. The short development cycles associated with our Internet-based products may result in lower product quality. See "--We need to quickly and successfully build skills as a website developer and publisher, which are complementary but different skills from desktop software development skills." In addition, we guarantee the accuracy of the tax calculations performed by our federal personal tax products and have agreed to reimburse any penalties paid by a customer to the Internal Revenue Service solely as a result of miscalculation on a form prepared using our personal tax products. If these products contain a calculation error affecting a significant number of consumer customers' returns, we could be subject to liability claims and be required to make substantial payments.

      Year 2000 and other date-related processing issues may also cause software products to fail or malfunction unless the problems are corrected. If our products have significant Year 2000 defects, we could suffer lost sales or other negative consequences resulting from customer dissatisfaction, including additional litigation. See "--Year 2000 poses risks and related litigation."

      PRODUCT RETURNS MIGHT EXCEED RESERVES. Like most other software companies, we have a generous return policy for our distributors and retailers, although we encourage them to make returns promptly. We also have a generous return policy for direct customers. We establish reserves for product returns in our financial statements, based on estimated future returns of products. In establishing reserves, we take into account promotional activities, the timing of new product introductions, distributor and retailer inventories of our products and other factors. In the past, returns have not generally exceeded the reserves we have established for them. However, if in the future, retail sell-through of a major product falls significantly below expectations, or if competitors' promotional or other activities result in increased product returns for Intuit, returns could exceed the reserves established for them. In addition, the rate of product returns could increase as other changes in our distribution channels occur or existing products become obsolete.

      During the tax return preparation season, we generally ship significantly more tax products to our distributors and retailers than we expect them to sell during the tax season, in order to reduce the risk that distributors or retailers will run out of product inventory during the short tax season. As a result, we have historically accepted significant returns of our tax products each year, principally from April to September, and expect to continue to do so in the future.

      WE FACE INCREASING COMPETITION FOR ACCESS TO DISTRIBUTION CHANNELS. There are increasing numbers of companies competing for access to the distribution channels that we use. Our arrangements with our distributors and retailers may be terminated by either party at any time without cause. Distributors and retailers generally carry competing products. Retailers typically have a limited amount of shelf space and promotional resources, for which there is intense competition. There can be no assurance that distributors and retailers will continue to purchase our products or provide our products with adequate levels of shelf space and promotional support. Any termination or significant disruption of our relationship with any of our major distributors or retailers, or a significant reduction in sales volume attributable to any of our principal resellers, could materially adversely affect our results of operations and financial condition. Also, the bankruptcy, deterioration in financial condition or other business difficulties of a distributor or retailer could impact our ability to collect accounts receivable from the affected party. This could have an adverse effect on our operating results and financial condition if uncollectable amounts exceed our bad debt reserves.

      During the past few years, there has been increasing consolidation among retailers, and we expect this consolidation trend to continue. Consolidation has resulted in a number of large retailers with significant bargaining power. This factor, combined with intense competition for access to retail shelf space and promotional support, has made it challenging for us to negotiate financially favorable terms with retailers. We expect to face even greater challenges in negotiating retail relationships in the future, particularly given Microsoft's expected entrance into the personal tax market.

      An element of our retail sales efforts that has been important over the last several years is our original equipment manufacturer, or "OEM," relationships with hardware and software manufacturers. We sell our software to OEMs to be combined with their products, which are then sold to consumers. Although these OEM relationships have been a good source of new customers for Intuit, the sale prices we receive for OEM sales are often much lower than retail or direct sale prices, especially for consumer finance products. If competitive pressures or other factors cause us to further increase the percentage of our products that are sold through OEMs, our revenue and operating margins could be adversely affected.

      BUSINESSES THAT WE ACQUIRE MUST BE INTEGRATED INTO OUR BUSINESS. Our recent acquisitions include Milkyway KK in January 1996; Interactive Insurance Services (now Intuit Insurance Services) in June 1996; GALT Technologies, Inc. in September 1996; Nihon Micom in March 1997; Lacerte Software Corporation and Lacerte Educational Services Corporation in June 1998; and Computing Resources, Inc. in May 1999. We may complete other acquisitions in the future. Acquisitions expand Intuit's size, product lines, personnel and geographic locations. Integrating and organizing new businesses requires extensive operational, financial and management information systems.

      OUR RECENT ACQUISITIONS HAVE RESULTED IN SIGNIFICANT ACQUISITION-RELATED EXPENSES. During the past three years, we have recorded significant acquisition-related expenses. These expenses have had, and will continue to have, a negative impact on our operating results. Acquisition-related expenses include amortization of purchased software (reflected in cost of goods sold) and amortization of goodwill and purchased intangibles (reflected in operating expenses), as well as charges for purchased research and development. These expenses have resulted in a reduction in after-tax net income of $46.5 million in fiscal 1996, $34.6 million in fiscal 1997, $44.3 million in fiscal 1998 and $27.4 million in the first six months of fiscal 1999.

      In particular, the acquisition of Lacerte resulted in a one-time charge for in-process research and development of $53.8 million in fiscal 1998 and will result in the amortization of $358.2 million of intangible assets over the five years beginning with fiscal 1999. In the first quarter of fiscal 1999, we changed the estimated life of goodwill for Lacerte from three to five years to reflect the revised estimate of the period of time we expect to benefit from the purchased assets of the acquired business. We began accounting for this change in the first quarter of fiscal 1999. The change resulted in a $19.0 million decrease in amortization expense and an increase in net income by approximately $14.5 million, or $0.24 per share, for the six months ended January 31, 1999 but will result in continuing amortization expenses (with a corresponding decrease in net income) during fiscal 2002 and 2003.

      Excluding the impact of our acquisition of CRI, and assuming no additional acquisitions and no acceleration of amortization, future amortization will reduce net income by approximately $55.9 million, $50.0 million, $43.3 million and $40.1 million for the years ending July 31, 1999 through 2002, respectively. We estimate that we will amortize approximately $190 million of intangible assets in connection with our acquisition of CRI. We anticipate that the majority of this amount will be amortized over five years. If we complete additional acquisitions or accelerate amortization in the future, there would be an incremental negative impact on operating results.

      OUR RECENT ACQUISITION OF LACERTE POSES A NUMBER OF RISKS THAT COULD AFFECT OUR ABILITY TO ACHIEVE THE ANTICIPATED BENEFITS OF THAT ACQUISITION. We currently have Lacerte operating as a separate entity, with separate sales and marketing, research and development, customer support and administrative organizations. This may create operating inefficiencies and communication difficulties. If, in the future, Intuit and Lacerte decide to integrate their operations, the integration could present a number of risks and divert management's attention from other matters. Intuit assumed substantially all of the liabilities related to Lacerte's business with the exception of certain tax liabilities. If unanticipated liabilities are discovered later, we will likely have to satisfy those liabilities.

      OUR RECENT ACQUISITION OF CRI POSES NEW RISKS ASSOCIATED WITH MANAGEMENT OF A PAYROLL PROCESSING SERVICE. CRI provides payroll processing services to small businesses. These services require the timely preparation of employee paychecks, direct deposits of employee salaries, the deposit of state and federal payroll taxes and certain tax return filings. Failure to make timely and accurate paycheck deliveries, bank deposits, tax payments or tax returns is likely to adversely affect our relationships and reputation with customers, who we believe will have a low tolerance for payroll processing errors, and may result in liability to customers or tax authorities. The time-sensitive operation of a payroll processing business and its related systems differs in many respects from the operations of our current software and Internet businesses. Though we have had operating experience with CRI since October 1998 through the payroll processing service associated with QuickBooks, we have not previously directly operated and managed a payroll processing service. In addition, CRI's business is currently significantly dependent on a financial institution that is currently the largest source of CRI's customers. Failure to maintain a satisfactory business and contractual relationship with that financial institution would have a serious adverse impact on CRI's revenues and operating results.

      WE MUST PROVIDE RESPONSIVE CUSTOMER SERVICE AND TECHNICAL SUPPORT. We have a full-time customer service and technical support staff that is supplemented by seasonal employees and outsourcing during periods of peak call volumes, such as during the tax return filing season, or shortly after a major product launch. Despite our efforts to adequately staff and equip our customer service and support operations, during peak periods, we cannot respond promptly to all customer requests for assistance. During the past six months, customers experienced significantly longer than expected "hold" times because our staffing was inadequate to handle higher than anticipated call volume. We may also have an unusually high volume of requests, and be unable to respond promptly, if large numbers of customer order shipments are delayed or if our products have bugs. When we experience customer service and support problems, they can adversely affect customer relationships and our financial performance.

     BUSINESS CONDITIONS IN INTERNATIONAL MARKETS CAN NEGATIVELY IMPACT OUR FINANCIAL PERFORMANCE. Our international revenues come primarily from Japan (small business products) and Germany, Canada and the United Kingdom (small business, consumer finance and personal tax products). We also operate in smaller European and Asia/Pacific markets. Developing and localizing products for foreign markets involves more risk, and is more time-consuming and costly than developing products for the U.S. market. Recruiting and retaining talented software engineers and managers can be more difficult in our international offices as well. Delays or other problems in product launches may be more likely because of these factors, and they can impact our financial performance. For example, our German subsidiary experienced a delay in releasing the German QuickBooks product during fiscal 1998, which contributed to lower revenues in the first two quarters of fiscal 1998 compared to fiscal 1997. We are also experiencing product launch delays in Germany in fiscal 1999. Economic conditions in international markets can also negatively affect our business, as they did in Europe in fiscal 1996. In addition, the economic situation in Japan had a negative impact on international revenue and profits during fiscal 1998 and continues to negatively impact fiscal 1999 international revenue and profits.

      In response to disappointing results in Europe during fiscal 1998, we have accelerated the process of refocusing our product development efforts toward small business products in selected larger markets. As a result, we are devoting fewer resources to consumer finance and tax products, and to smaller geographic markets. This shift in strategy is negatively impacting international operating results during fiscal 1999. We also introduced our first release of QuickBooks in Japan in September 1998 in an effort to target a lower-priced market than our current small business products reach in Japan. However, the overall market for small business products and services in Japan continues to suffer due primarily to poor economic conditions. While we expect that international revenues will be flat or slightly down for fiscal year 1999, there is a risk that they could be significantly lower if our strategic initiatives are not effective, or if we experience adverse currency fluctuations.

      WE DEPEND ON A SINGLE SOURCE SUPPLIER OF CHECKS. Our financial supplies business (which represented approximately 16% of our net revenues in fiscal
1998) has only one source for its domestic checks. In September 1995, we entered into an exclusive five-year contract with John H. Harland Co. to print all of our domestic check products. Checks accounted for approximately 75% of supplies revenue in fiscal 1998. We believe our relationship with Harland is strong, and the financial terms of the contract are favorable for Intuit. However, if we experience any problems with Harland's performance, it could have a material negative impact on sales of supplies and on Intuit as a whole.

      WE FACE INTENSE COMPETITION FOR QUALIFIED EMPLOYEES. We believe that our future success and growth will depend on our ability to attract and retain qualified employees in all areas of our business. Like many of our competitors, we have had difficulties during the past few years hiring and retaining employees. Although we believe we offer competitive compensation and a good working environment, we face intense competition for qualified employees, particularly those with technical and marketing expertise.

      OUR ABILITY TO PROTECT OUR PROPRIETARY TECHNOLOGY IS LIMITED. We rely on a combination of copyright, patent, trademark and trade secret laws, and employee and third-party nondisclosure agreements, to protect our software products and other proprietary technology. We do not have any copy-protection mechanisms in our software because we do not believe they are practical or effective. Current U.S. laws that prohibit copying give us only limited practical protection from software "pirates," and the laws of many other countries provide almost no protection for our intellectual property. Policing unauthorized use of our products is difficult, expensive and time-consuming and we expect that software piracy will be a persistent problem for our desktop software products. In addition, the unique technology of the Internet may tend to increase, and provide new methods for, illegal copying of the technology used in our Internet-based products.

      WE RELY ON THIRD PARTY LICENSES FOR SOME OF OUR PRODUCTS AND SERVICES. We do not necessarily own all of the software and other technologies used in our products and services, but we have all licenses that we believe are necessary for using that technology. We do not believe that our products, trademarks and other proprietary rights infringe anyone else's proprietary rights. However, other parties occasionally claim that features or content of our products, or our use of certain trademarks, may infringe their property rights. Past claims have not resulted in any significant litigation, settlement or licensing expenses, but future claims could. Third parties may assert infringement claims against us in the future, and claims could result in costly litigation or require us to obtain a license to intellectual property rights of third parties. Third party licenses may not be available on reasonable terms, or at all.

      SOME OF OUR PRODUCTS AND SERVICES ARE REGULATED BUSINESSES UNDER FEDERAL OR STATE LAWS THAT DO NOT APPLY TO MOST SOFTWARE COMPANIES. We offer several regulated products and services through separate subsidiary corporations. Intuit's Quicken Investment Services, Inc. subsidiary (or "QISI") is registered as an investment adviser with the SEC and is subject to certain state regulatory laws as well. QISI is responsible for certain of the investment-related features in our products and services. The business activities of Interactive Insurance Services ("IIS"), which operates the Quicken InsureMarket website, are subject to state insurance regulations. Intuit's QuickenMortgage service is offered by a subsidiary called Intuit Lender Services, Inc. (or "ILSI"), which is subject to state mortgage and loan broker regulations. Establishing and maintaining regulated subsidiaries requires significant financial, legal and management resources. If the subsidiaries fail to comply with applicable regulations, they could face liability to customers and/or penalties and sanctions by government regulators. In addition, federal and state regulations may restrict the business practices of these subsidiaries in a variety of areas, including advertising and distribution arrangements.

      Our Quicken products allow customers of participating brokerages to trade securities through their broker's website. Quicken InsureMarket may expand our site to include other insurance products, such as variable annuities, that are considered "securities" under federal and state laws. We believe we have structured these services in a way that does not subject Intuit to direct government regulation. However, it is possible that these services, or other services we may offer in the future, may be regulated under federal and/or state securities broker-dealer laws or other regulations. We continually analyze new business opportunities, and any new businesses that we pursue may require additional costs for regulatory compliance.

      REGULATION OF ENCRYPTION TECHNOLOGY COULD ADVERSELY AFFECT OUR INTERNATIONAL SALES AND SERVICES. Various Intuit products contain powerful encryption technology. Government regulations currently prohibit this technology from being exported outside of the United States and Canada. Some agencies of the federal government are seeking to relax export laws, but others are seeking to tighten export restrictions on software containing encryption technology. These regulations may adversely affect international sales of our desktop software as well as our ability to provide the level of security customers are seeking in Internet-based products and services on a worldwide basis.

      YEAR 2000 POSES RISKS AND RELATED LITIGATION. While our Year 2000 costs incurred to date (including litigation costs) have not been material, we will incur additional costs as we complete our Year 2000 plan. Based on preliminary assessments resulting from the early phases of our plan in each of the targeted areas, we are currently unable to determine whether additional costs to achieve Year 2000 readiness will be material. Additional costs incurred may include but are not limited to: the cost of manufacturing and distributing free solutions for products that are not Year 2000 ready; the impact of lost sales due to distribution of free Year 2000 ready solutions for affected products; the administrative costs of completing the Year 2000 project; the cost of correcting our internal systems; and the cost of implementing necessary contingency plans.

      While we are dedicating substantial resources toward attaining Year 2000 readiness, we can't be certain that we will be successful in our efforts to address all Year 2000 issues. If we are not successful, there could be significant adverse effects on our operations. For example, failure to achieve Year 2000 readiness for our internal systems could delay our ability to manufacture and ship products, disrupt our customer service and technical support facilities, or interrupt customer access to our online products and services. If our products are not Year

2000 ready, we could suffer lost sales or other negative consequences resulting from customer dissatisfaction, including additional litigation (see discussion below). We also rely heavily on third parties such as manufacturing suppliers, service providers, financial institutions and a large retail distribution channel. If these or other third parties experience Year 2000 failures or malfunctions, there could be a material negative impact on our ability to conduct ongoing operations. For example, our ability to manufacture and ship products into the retail channel, to receive retail sales information necessary to maintain proper inventory levels, or to complete online transactions dependent upon third party service providers, could be affected. Many of our products are significantly interconnected with heavily regulated financial institutions. Our relationships with financial institutions could be impacted if we do not achieve Year 2000 readiness in a manner and on a time schedule that permits them to comply with regulatory requirements. We may also incur additional costs if we are required to accelerate our Year 2000 readiness to meet financial institution requirements. As with all companies, we also rely on other more widely used entities such as government agencies, public utilities and other external forces common to business and industry. Consequently, if such entities experience Year 2000 failures, this could disrupt our ability to conduct ongoing operations.

      In an effort to reduce the risks associated with the Year 2000, we have incorporated contingency planning as part of our five-phase Year 2000 plan, building upon disaster recovery and contingency planning that we already have in place. This includes identifying areas where we are most vulnerable to Year 2000 risk and putting contingency plans in place before we experience potential failures. While we believe our contingency plans will reduce certain risks, we are still assessing the need for additional contingency plans in areas where we believe there may be significant exposure. Despite our efforts, we can't be certain that all contingencies can be anticipated or adequately provided for.

      Several class action lawsuits were filed against Intuit in California and New York, alleging Year 2000 issues with the online banking functionality in certain versions of our Quicken products, and it is possible that we will face additional lawsuits. We do not believe the lawsuits have merit and intend to defend them vigorously. Regardless of outcome, litigation can have an adverse impact on Intuit because of defense costs, diversion of management resources and other factors.

      The above discussion regarding costs and risks for the Year 2000 is based on our best estimates given information that is currently available, and is subject to change. As we continue to progress with this initiative, we may discover that actual results will differ materially from these estimates.

      WE HOLD INVESTMENTS IN CHECKFREE CORPORATION AND EXCITE, INC. THAT HAVE BEEN VERY VOLATILE. As of January 31, 1999, we held 10,175,000 shares, or approximately 19.9%, of the outstanding common stock of Checkfree Corporation, and 5,800,000 shares, or approximately 11%, of the outstanding common stock of Excite, Inc. Checkfree and Excite are in the Internet and electronic commerce industries, in which stock prices have historically been volatile. Accordingly, it is possible that the market price of one or both of these companies' stock could decline substantially and quickly (as occurred during August and September
1998), which could result in a material reduction in the carrying value of these assets. We recently initiated a lawsuit against Checkfree, which could have a negative impact on the price of Checkfree's common stock. The trading range for Checkfree's common stock for the 52 weeks ended May 5, 1999 was $5.75 to $69.12, and its closing price on May 5, 1999 was $44.50. The trading range for Excite's common stock for the 52 weeks ended May 5, 1999 was $18.00 to $187.87, and its closing price on May 5, 1999 was $159.75. In February 1999, we sold 450,000 of our Excite shares. In April 1999, we transferred 4,350,000 shares of our Excite common stock to our Lacerte Software Corporation subsidiary, which entered into contractual arrangements for a forward sale of these shares in May 1999. Intuit continues to have an economic risk associated with 1,000,000 Excite shares.

      Our ability to dispose of the Checkfree and Excite stock is restricted by volume trading limitations and other contractual arrangements, which increases our exposure to the risk of owning these securities. As noted above, Excite and At Home Corporation recently announced a proposed merger in which At Home would acquire all of the outstanding stock of Excite. If the proposed merger is completed as currently contemplated, any shares of Excite common stock we hold at the time of the closing of the merger would be exchanged for shares of At Home common stock. The market price of At Home common stock has also experienced significant volatility. Any shares of At Home common stock that we acquire in the merger may be subject to regulatory restrictions on resale, which would increase our exposure to the risk of owning the shares. If our investments in these companies, or other future investments, become impaired (more than a temporary decline in value), or if they are sold at a substantial loss, the decline in value or loss would result in a charge that could have a material adverse impact on net income.

      THE MARKET PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE. In recent periods, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies, including Intuit. Some of the volatility has been related to our operating results or other events directly affecting Intuit, but some of the volatility does not appear to be directly related to Intuit's performance. The trading prices of the stocks of many technology companies, including Intuit, are at or near historical highs and reflect price/earnings ratios substantially above historical levels. The trading range for our common stock for the 52 weeks ended May 5, 1999 is $34.18 to $110.75 and the closing price on May 5, 1999 was $78.13. In the past, securities class action litigation has been filed against companies after a period of volatility in the market prices of their securities. Litigation against Intuit could result in substantial costs and a diversion of management's attention and resources, which could materially adversely affect Intuit's operations.

      WE HAVE IMPLEMENTED A NUMBER OF ANTI-TAKEOVER PROVISIONS THAT MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK. In the future, Intuit may issue shares of preferred stock without further stockholder approval. The Intuit board of directors can determine the terms and conditions, and the rights, privileges and preferences of any preferred stock. The rights of our common stock holders will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock can provide desirable flexibility in connection with possible acquisitions and other corporate purposes. However, it could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding voting stock. Intuit does not have any present plans to issue any shares of preferred stock. However, on April 29, 1998, the board of directors adopted a stockholder rights plan and amended Intuit's bylaws to eliminate the right of stockholders holding 10% of Intuit's outstanding common stock to call a special meeting of stockholders. In addition,
Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined under Delaware Law. These provisions and Intuit's stockholder rights plan could discourage potential acquisition proposals and could delay or prevent a change in control of Intuit. They also may adversely affect the market price of our common stock, and may prevent changes in the management of Intuit.

                                 USE OF PROCEEDS

      Intuit will not receive any of the proceeds from the sale of shares by the selling stockholders.

                              SELLING STOCKHOLDERS

      The following table sets forth certain information known to Intuit with respect to the beneficial ownership of the common stock as of May 5, 1999 by the selling stockholders. The selling stockholders are the former shareholders of CRI. They have not had any position, office or other material relationship with Intuit within the three years before May 3, 1999, the date on which Intuit acquired CRI, other than as a result of the business relationship between Intuit and CRI. As of May 3, 1999, Ranson W. Webster was appointed a Vice President of Intuit and Harry D. Hart became an employee of Intuit. Both Mr. Webster and Mr. Hart have employment contracts with Intuit.

      The table assumes that the selling stockholders sell all of the shares offered by them in this offering. However, Intuit is unable to determine the exact number of shares that will actually be sold or when or if such sales will occur. This table also assumes that the selling stockholders do not acquire any other shares of Intuit stock pending the offering.

      The selling stockholders have advised Intuit that they are the beneficial owners of the shares being offered.

                                                   Shares Beneficially                       Shares Beneficially
                                                  Owned Before Offering                      Owned After Offering
                                                  ---------------------    Shares Being      ---------------------
Name                                                Number     Percent       Offered         Number       Percent
----                                              ----------   ---------   ------------      ------       -------
Ranson W. Webster and Norma J. Webster JTWROS       216,233       *           216,233           0            --
Harry D. Hart and Carla J. Hart JTWROS               72,583       *            72,583           0            --

---------------

* Less than 1%

                             PLAN OF DISTRIBUTION

      The selling stockholders are former stockholders of Computing Resources, Inc., a company that Intuit acquired on May 3, 1999. The selling stockholders are bound by a registration rights agreement with Intuit. To Intuit's knowledge, the selling stockholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered hereby, nor does Intuit know the identity of the brokers or market makers that will participate in the offering.

      The shares of common stock may be offered and sold from time to time by the selling stockholders or by pledgees, donees, transferees and other successors in interest. The selling stockholders will act independently of Intuit in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares may be sold by one or more of the following:

    - a block trade in which the broker-dealer engaged by a selling stockholder will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    - purchases by the broker-dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus; and

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

      Intuit has been advised by the selling stockholders that they have not, as of the date of this prospectus, entered into any arrangement with a broker-dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in selling shares. Broker-dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated immediately prior to the sale.

      In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or financial institution of the shares, which the broker-dealer or financial institution may resell or otherwise transfer under this prospectus. The selling stockholders may also loan or pledge the shares to a broker-dealer or other financial institution and the broker-dealer or financial institution may sell the shares so loaned or, upon a default, the broker-dealer may sell the pledged shares under this prospectus. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have agreed with Intuit in the registration rights agreement not to sell any of the shares under this prospectus in an underwritten offering without Intuit's prior written consent.

      Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders in amounts to be negotiated in connection with the sale. Broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with the sales, and any commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

      Intuit has advised the selling stockholders that the anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. The selling stockholders have advised Intuit that during the time they may be engaged in the attempt to sell registered shares, they will:

    - not engage in any stabilization activity in connection with any of Intuit's securities;

    - not bid for or purchase any of Intuit's securities or any rights to acquire Intuit's securities, or attempt to induce any person to purchase any of Intuit's securities or rights to acquire Intuit's securities other than as permitted under the Exchange Act;

    - not sell or distribute the shares until after the prospectus has been appropriately amended or supplemented, if required, to set forth the terms thereof; and

    - make all sales of shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved.

      The agreement between Intuit and the selling stockholders provides the procedure that the selling stockholders must follow before they sell shares under this prospectus. First, a selling stockholder must give written notice to Intuit that he intends to sell shares. Then, within three trading days after Intuit receives the notice, Intuit must either notify the selling stockholder that Intuit believes that this prospectus is current or that it should be amended before it is used in connection with any sales of shares. If this prospectus should be amended, Intuit has agreed to file an amendment as soon as practicable. If Intuit notifies the selling stockholder that it believes that this prospectus is current, then the selling stockholder must sell the shares during the next 20 trading days. There will be an interval of at least 3 trading days between any two 20 trading day resale periods.

      Intuit has the ability to suspend the use of this prospectus if, in the good faith judgment of the board of directors of Intuit, it would be seriously detrimental to Intuit and its stockholders for resales of shares to be made. Each period of suspension may last up to 30 days, with a maximum of three periods of suspension during this offering and a maximum of 60 consecutive days of suspension.

      This offering will terminate on the earlier of:

    -   May 3, 2000; or

    - the date on which all shares offered have been sold by the selling stockholders.

      Intuit has agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling stockholders will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling stockholder.

      Intuit and the selling stockholders have agreed to indemnify each other and certain other related parties for certain liabilities in connection with the registration of the Shares offered hereby.

      Upon the occurrence of any of the following events, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act to include additional disclosure before offers and sales of the securities in question are made:

    - to the extent the securities are sold at a fixed price or at a price other than the prevailing market price, such price would be set forth in the prospectus,

    - if the securities are sold in block transactions and the purchaser acting in the capacity of an underwriter wishes to resell, such arrangements would be described in the prospectus,

    - if the selling stockholders sell to a broker-dealer acting in the capacity as an underwriter, such broker-dealer will be identified in the prospectus

    - if the compensation paid to broker-dealers is other than usual and customary discounts, concessions or commissions, disclosure of the terms of the transaction would be included in the prospectus; and

    - if a selling stockholder notifies Intuit that a donee or pledgee intends to sell more than 500 shares.


                                  LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for Intuit by Fenwick & West LLP, Palo Alto, California.

                                     EXPERTS

      The consolidated financial statements of Intuit Inc. appearing in Intuit Inc.'s Annual report (Form 10-K) for the year ended July 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

      The combined financial statements of Lacerte Software Corporation and Lacerte Educational Services Corporation incorporated in this prospectus by reference to the audited historical financial statements as of March 31, 1997 and 1998 and for each of the three years in the period ended March 31, 1998 included as Exhibit 99.02 to Intuit Inc.'s Form 8-K dated May 18, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

                 DOCUMENTS INCORPORATED BY REFERENCE IN THIS
                                  PROSPECTUS

      The SEC allows Intuit to "incorporate by reference" the information that Intuit files with the SEC. This means that Intuit can disclose important information by referring the reader to those SEC filings. The information incorporated by reference is considered to be part of this prospectus, and later information Intuit files with the SEC will update and supersede this information. Intuit incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until termination of the offering:

      -     Annual report on Form 10-K for the fiscal year ended July 31, 1998.

      - Quarterly report on Form 10-Q for the quarter ended October 31, 1998.

      - Quarterly report on Form 10-Q for the quarter ended January 31, 1999.

      -     Current report on Form 8-K dated May 18, 1998.

      - Current report on Form 8-K/A, Amendment No. 2, dated May 18, 1998 and filed on May 22, 1998.

      -     Current report on Form 8-K dated June 22, 1998 and filed on July 6,
            1998.

      - Current report on Form 8-K/A, Amendment No. 1, dated June 22, 1998 and filed on September 8, 1998.

      -     Current report on Form 8-K dated October 5, 1998.

      -     Current report on Form 8-K dated May 3, 1999.

      - The description of Intuit's common stock contained in Intuit's registration statement on Form 8-A, and any amendment or report filed for the purpose of updating such description.

      - The description of Intuit's Preferred Stock Purchase Rights contained in Intuit's registration statement on Form 8-A, and any amendment or report filed for the purpose of updating such description.

      SOME OF THE INFORMATION ABOUT INTUIT THAT MAY BE IMPORTANT TO AN INVESTMENT DECISION IS NOT PHYSICALLY INCLUDED IN THIS PROSPECTUS. INSTEAD, THE INFORMATION IS "INCORPORATED" INTO THIS PROSPECTUS BY REFERENCE TO ONE OR MORE DOCUMENTS THAT INTUIT FILED WITH THE SEC. THESE DOCUMENTS (INCLUDING ANY EXHIBITS THAT ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES) ARE AVAILABLE UPON REQUEST WITHOUT CHARGE FROM INVESTOR RELATIONS, INTUIT INC., 2550 GARCIA AVENUE, P.O. BOX 7850 MOUNTAIN VIEW CALIFORNIA 94039-7850 (TELEPHONE NUMBER (650) 944-2713). RECIPIENTS SHOULD MAKE ALL REQUESTS FOR DOCUMENTS BY THE FIFTH BUSINESS DAY BEFORE THEY MAKE THEIR FINAL INVESTMENT DECISION, TO BE SURE THE DOCUMENTS ARRIVE ON TIME. INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IS CONSIDERED PART OF THIS

PROSPECTUS AND DISCLOSED TO INVESTORS, WHETHER OR NOT INVESTORS OBTAIN A COPY OF THE DOCUMENT CONTAINING THE INFORMATION.

      This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports Intuit files with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in the business, prospects, financial condition or other affairs of Intuit after the date of this prospectus.

                     WHERE YOU CAN FIND MORE INFORMATION

      The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to the information unless those exhibits are specifically incorporated by reference into this proxy statement prospectus, to any person, without charge, upon written or oral request.

      Requests for documents should be directed to Investor Relations, Intuit Inc., 2550 Garcia Avenue, P.O. Box 7850 Mountain View California 94039-7850; telephone number (650) 944-2713.

      We file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC:

Judiciary Plaza             Citicorp Center            Seven World Trade Center
Room 1024                   5000 West Madison Street   13th Floor
450 Fifth Street, N.W.      Suite 1400                 New York, New York  10048
Washington, D.C. 20549      Chicago, Illinois  60661

      Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a Website that contains reports, proxy statements and other information regarding each of us. The address of the SEC Website is http://www.sec.gov.

      Intuit has filed a registration statement under the Securities Act with the Securities and Exchange Commission with respect to the shares to be sold by the selling stockholders. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

      THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED HEREIN BY REFERENCE OR IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS.

================================================================================


                                   INTUIT INC.


                                288,816 Shares of
                                  Common Stock

                              --------------------
                                   PROSPECTUS
                              --------------------


                                 MAY _____, 1999

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The aggregate estimated expenses to be paid by the Registrant in connection with this offering are as follows:

Securities and Exchange Commission registration fee ..................   $ 6,122
Accounting fees and expenses* ........................................     5,000
Legal fees and expenses* .............................................     5,000
Miscellaneous* .......................................................     3,878
   Total .............................................................   $20,000

----------------
*  Estimate

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      As permitted by Section 145 of the Delaware General Corporation Law, Intuit's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of Intuit provide that: (i) Intuit is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of Intuit) at Intuit's request, to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary; (ii) Intuit may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law;
(iii) Intuit is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom Intuit brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit);
(iv) the rights conferred in the Bylaws are not exclusive and Intuit is authorized to enter into indemnification agreements with its directors, officers and employees; and (v) Intuit may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

Intuit's policy is to enter into indemnity agreements with each of its and its subsidiaries' directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, the indemnity agreements provide that directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of Intuit, on account of their services as directors or executive officers of Intuit or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of Intuit. Intuit will not be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by Intuit's Board of Directors or brought to enforce a right to indemnification under the Indemnity Agreement, Intuit's Bylaws or any statute or law. Under the agreements, Intuit is not obligated to indemnify the indemnified party (i) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (ii) for any amounts paid in settlement of a proceeding unless Intuit consents to such settlement; (iii) with respect to any proceeding brought by Intuit against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous;
(iv) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of Intuit pursuant to the provisions of
Section 16(b) of the Securities Exchange Act of 1934 and related laws; (v) on account of the indemnified party's conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (vi) on account of any conduct from which the indemnified party believed to be contrary to the best interests of Intuit or its stockholders; (vii) on account of conduct that constituted a breach of the indemnified party's duty of loyalty to Intuit or its stockholders; or (viii) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

      The indemnification provision in the Bylaws, and the indemnity agreements entered into between Intuit and its directors and executive officers, may be sufficiently broad to permit indemnification of Intuit's officers and directors for liabilities arising under the Securities Act of 1933.

The indemnity agreements with Intuit's officers and directors require Intuit to maintain director and officer liability insurance to the extent reasonably available. Intuit currently maintains a director and officer liability insurance policy.

ITEM 16. EXHIBITS.

The following exhibits are filed herewith or incorporated by reference herein:

EXHIBIT
NUMBER                              EXHIBIT TITLE
-------                             -------------
2.01       Exchange Agreement dated as of March 2, 1999 by and among Registrant,
           Computing Resources, Inc., Ranson W. Webster and Harry D. Hart, as
           amended by Amendment No. 1 thereto dated April 30, 1999. Pursuant to
           Item 601(b)(2) of Regulation S-K, schedules have been omitted but will be furnished supplementally to the Commission upon request.(1)

3.01       Certificate of Incorporation of Intuit dated February 1, 1993.(2)

3.02 Certificate of Amendment to Intuit's Certificate of Incorporation dated December 14, 1993.(3)

3.03 Certificate of Amendment to Intuit's Certificate of Incorporation dated January 18, 1996.(4)

3.04       Certificate of Designations of Series B Junior Participating
           Preferred Stock dated May 1, 1998.(5)

3.05       Amended and Restated Rights Agreement, dated October 5, 1998.(6)

3.06       Certificate of Retirement of Series A Preferred Stock dated September
           16, 1998.(6)

3.07 Bylaws of Intuit, as amended and restated effective April 29, 1998.(7)

4.01       Registration Rights Agreement dated as of May 3, 1999 by and among
           Registrant and the former stockholders of Computing Resources, Inc.(1)

4.02       Form of Specimen Certificate for Intuit's Common Stock.(6)

4.03       Form of Right Certificate for Series B Junior Participating Preferred
           Stock (included in Exhibit 3.05).(6)

5.01 Opinion of Fenwick & West regarding legality of the securities being registered.

23.01      Consent of Fenwick & West (included in Exhibit 5.01).

23.02      Consent of Ernst & Young LLP, Independent Auditors.

23.03      Consent of PricewaterhouseCoopers LLP, Independent Auditors.

24.01      Power of Attorney (see Page II-5).

(1) Filed as an exhibit to Intuit's Form 8-K (File No. 0-21180) filed with the SEC on May 7, 1999 and incorporated by reference.

(2) Filed as an exhibit to Intuit's Registration Statement on Form S-1, filed with the SEC on February 3, 1993, as amended (File No. 33-57884) and incorporated by reference.

(3) Filed as an exhibit to Intuit's Form 10-K (File No. 0-21180) as originally filed with the SEC on October 31, 1994, as amended, and incorporated by reference.

(4) Filed as an exhibit to Intuit's Form 10-Q (File No. 0-21180) for the quarter ended January 31, 1996, filed with the SEC on March 15, 1996 and incorporated by reference.

(5) Filed as an exhibit to Intuit's Registration Statement on Form 8-A (File No. 0-21180) filed with the SEC on May 5, 1998 and incorporated by reference.

(6) Filed as an exhibit to Intuit's Form 10-K (File No. 0-21180) for the fiscal year ended July 31, 1998, filed with the SEC on October 6, 1998 and incorporated by reference.

(7) Filed as an exhibit to Intuit's Form 8-K (File No. 0-21180) filed with the SEC on May 2, 1998 and incorporated by reference.

ITEM 17. UNDERTAKINGS.

      The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made pursuant to this Registration Statement, a post-effective amendment to this Registration Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement (notwithstanding the foregoing, any increase or decrease in volume or securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement); and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by paragraphs (1)(i) or (1)(ii) is contained in any periodic report filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to
            Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on May 7, 1999.

                                          INTUIT INC.

                                          By: /s/ Greg J. Santora
                                              ----------------------------------
                                              Greg J. Santora
                                              Senior Vice President and
                                              Chief Financial Officer

                              POWER OF ATTORNEY

      KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints William H. Harris, Jr. and Greg J. Santora, and each of them, his or her attorneys-in-fact and agents, each with the power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

NAME                                           TITLE                                                  DATE
----                                           -----                                                  ----

PRINCIPAL EXECUTIVE OFFICER:

/s/ William H. Harris, Jr.                     President, Chief Executive Officer                     May 7, 1999
-------------------------------------------    and Director
William H. Harris, Jr.

PRINCIPAL FINANCIAL OFFICER AND PRINCIPAL
ACCOUNTING OFFICER:

/s/ Greg J. Santora                            Senior Vice President and Chief Financial              May 7, 1999
-------------------------------------------    Officer
Greg J. Santora

ADDITIONAL DIRECTORS:

/s/ William V. Campbell                        Chairman of the Board of Directors                     May 7, 1999
-------------------------------------------
William V. Campbell

/s/ Scott D. Cook                              Chairman of the Executive Committee of                 May 7, 1999
-------------------------------------------    the Board of Directors
Scott D. Cook

/s/ Christopher W. Brody                       Director                                               May 7, 1999
-------------------------------------------
Christopher W. Brody

/s/ L. John Doerr                              Director                                               May 7, 1999
-------------------------------------------
L. John Doerr

/s/ Donna L. Dubinsky                          Director                                               May 7, 1999
-------------------------------------------
Donna L. Dubinsky

/s/ Michael R. Hallman                         Director                                               May 7, 1999
-------------------------------------------
Michael R. Hallman

/s/ Burton J. McMurtry                         Director                                               May 7, 1999
-------------------------------------------
Burton J. McMurtry

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                              EXHIBIT TITLE
-------                             -------------
5.01       Opinion of Fenwick & West regarding legality of the securities being issued.

23.01      Consent of Fenwick & West (included in Exhibit 5.01).

23.02      Consent of Ernst & Young LLP, Independent Auditors.

23.03      Consent of PricewaterhouseCoopers LLP, Independent Auditors.

24.01      Power of Attorney (see Page II-5 of this Registration Statement).